Compass Group Diversified Holdings LLC
Sixty One Wilton Road
Westport, Connecticut 06880
May 16, 2008
VIA FACSIMILE (202-772-9205) and EDGAR
Mr. Larry Spirgel
Assistant Director
Mail Stop 3720
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Compass Diversified Holdings Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”), filed March 14, 2008, File No. 000-51937
Dear Mr. Spirgel:
This letter responds to the comments of the Staff of the Division of Corporation Finance set forth in your letters dated April 1, 2008 and May 7, 2008, with respect to the above referenced filing, and supplements our prior written response dated April 10, 2008 as well as our telephonic conference with Mr. Robert Littlepage and Mr. Andrew Mew concerning this matter. Our response herein is limited to comment 1 of the Staff in its letter dated May 7, 2008, as we acknowledge the effective disposition of comments 2, 3, 4 and 5 as a result of our written response dated April 10, 2008. For ease of reference, the comment is repeated below.
References to “we,” “us,” “our” and “Registrant” refer to the Trust and the Company collectively. All responses are those of the Trust and the Company only.
Terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Annual Report.
Form 10-K For the Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, pages 85-94
1.
We note your response to comment 1. However, we continue to believe it is inappropriate to present combined financial information of your acquired businesses prepared by combining pre and post acquisition periods’ operating results without giving effect to any relevant pro forma adjustments made in accordance with article\ 11 of Regulation S-X. You should discuss in MD&A your consolidated and segment results of operations on a historical basis for each period presented. If you determine that a supplemental discussion based on pro forma financial information is appropriate to enhance the historical discussion, then you should prepare the information in accordance wit Article 11 of Regulation S-X.

We note the Staff’s comment and submit that in future filings, we will provide a discussion on historical consolidated results of operations for each period presented together with segment results of operations. To the extent that we present combined pre and post acquisition operating results and key performance indicators in our segment discussion we will include relevant pro forma adjustments to the data presented in accordance with Article 11 of Regulation S-X. In addition, we will provide additional referenced disclosure in order to provide transparency for the pro forma adjustments being made.
In connection with this response to the Staff’s comments, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing,(ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find our responses to the comments of the Commission's Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact James J. Bottiglieri at (203) 221-1703.

Sincerely,

/s/ James J. Bottiglieri
James J. Bottiglieri
Chief Financial Officer

cc:	Andrew Mew, United States Securities and Exchange Commission
Bob Littlepage, United States Securities and Exchange Commission
Ken Terry, Compass Group Diversified Holdings LLC
Mary Ropes, Grant Thornton, LLP
Steve Mahon, Squire, Sanders & Dempsey LLP